Exhibit 99.1

PowerBank Announces Second Quarter Results

Fiscal Year to Date Revenues of $22.3 million and a 36% Gross Margin

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 5, 2025, to its short form base shelf prospectus dated May 7, 2025.

TORONTO, Ontario, February 13, 2026 — PowerBank Corporation (Nasdaq: SUUN) (Cboe CA: SUNN) (FSE: 103) (“PowerBank” or the “Company”) reports its fiscal second quarter 2026 financial results. All financial figures are in Canadian dollars and in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board as presented in the interim consolidated financial statements. References to “FY2025” mean the year ended June 30, 2025 and references to “FY2026” mean the year ended June 30, 2026.

Fiscal Year-to-Date Financial Highlights (All amounts are for the six-month period ended December 31, 2025)

●	Gross profit was $8.1 million, or 36% of revenues, compared to $5.7 million, or 30% of revenues in the same period for FY2025.
●	Adjusted EBITDA(1) of $2.5 million compared to $2.3 million for the same period during FY2025.
●	Revenues were $22.3 million compared to $19.2 million in the same period during FY2025.
●	Net loss of $6.7 million, or $(0.18) per basic share during the period in FY2026, compared to a net loss of $28.2 million, or $(0.91) per basic share during the same period in FY2025.
●	Cash flow from operating activities was an inflow of $5.0 million compared to an outflow of $1.1 million in the same period in FY2025.
●	Development fees increased from $2.2 million to $3.4 million during the same period in FY2025.
●	EPC services increased to $13.8 million from $12.3 million during the same period in FY2025.
●	IPP production increased from $4.6 million to $5.1 million during the same period in FY2025.

Corporate Second Quarter Highlights and Milestones:

●	Announced collaboration with Smartlink AI (“Orbit AI”) on November 19, 2025, to launch the “Orbital Cloud” initiative—a revolutionary space-based infrastructure where AI compute, connectivity, and blockchain verification converge in Low Earth Orbit powered by solar energy. Subsequently a $500,000 USD investment by the Company into Orbit AI has been announced.
●	Announced beta testing partnership with Intellistake Technologies Corp. on November 28, 2025, for the deployment of IntelliScope AI Agent Enterprise Hub, providing analytical intelligence for renewable energy development including site location optimization and grant eligibility evaluation.
●	Received $1.47 million USD Commercial Operation Payment from NYSERDA for the 3.79 MW Geddes Solar Project on November 4, 2025, with an additional $245,000 USD expected through the Inclusive Community Solar Adder.
●	Announced $41 million USD transaction with Solar Advocate Development LLC (“Solar Advocate”) on December 22, 2025, for the sale and construction of three community solar projects (Elmira, Jordan Road 1, and Jordan Road 2) totaling 16.87 MW; received first payment of $4 million USD on December 24, 2025, marking the 11th project in a seven-year strategic partnership dating back to 2018.
●	Secured safe harbor status for 15 distributed solar and energy storage projects across New York State valued at $168 million USD in construction value with $65 million USD in potential Investment Tax Credit eligibility; projects expected to bring approximately 67 MW DC of solar and 11 MWh of energy storage.
●	Announced 6.9 MW DC NY-Crawford Rd ground-mount solar project in New York’s Capital District on October 7, 2025, with lease agreement executed and interconnection application initiated.
●	Announced 1.76 MW NY-North Main St. solar project in Upstate New York on October 16, 2025.
●	Advanced development of 2.6 MW Elmira project securing municipal approvals including site plan approval, special use permit, and negative declaration under State Environmental Quality Review Act on October 28, 2025.
●	Executed lease agreement for 5 MW AC NY-Cloverdale Rd hybrid solar plus battery energy storage project in Upstate New York on December 9, 2025, eligible for NYSERDA NY-Sun Program and Retail Storage Incentive Program.
●	Secured 20 MW of solar and BESS power purchase agreements with New York State Division of Military and Naval Affairs (DMNA) on October 14, 2025, serving 50 installations and 20,000 military personnel across New York.
●	Advanced construction of 4.99 MW SFF-06 Battery Energy Storage System (BESS) project in Ontario toward substantial completion, with the project expected to reach commercial operation in February 2026; project secured under IESO’s Long-Term RFP framework providing decade-long contracted revenue stream.

Dr. Richard Lu, President and CEO of PowerBank commented:

“PowerBank’s second quarter demonstrates the Company’s continued execution across multiple strategic fronts. Fiscal year to date revenue and gross profit are up as we continue to improve financial performance. Beyond our financial performance, this quarter marked several transformational milestones for PowerBank, most notably our announced collaboration with Orbit AI, which has now successfully launched and operating. The satellite validates our vision that solar-powered infrastructure can extend beyond Earth’s surface to power the next generation of computing. On the ground, our New York operations continue to demonstrate strong execution—the $41 million USD transaction with Solar Advocate Development, our 11th project with this strategic partner since 2018, reinforces the strength of PowerBank’s development model, while securing safe harbor status for 15 projects representing $168 million USD in construction value further solidifies our near-term revenue pipeline. As we look ahead, PowerBank’s strategy remains clear: grow our Independent Power Producer asset base for long-term recurring revenues while selectively monetizing development projects to fuel that growth. With over 1 GW in our development pipeline and strategic partnerships spanning from terrestrial infrastructure to orbital systems, PowerBank is well-positioned to capitalize on the accelerating demand for clean, reliable energy solutions.”

(1)EBITDA and Adjusted EBITDA are non-IFRS financial measures with no standardized meaning under IFRS, and therefore they may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of Non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures” in this News Release.

Summary of Year-to-Date Results (All amounts are for the six-months period)

Six Months Ended	December 2025	December 2024
Consolidated Statements of Comprehensive Income (loss)
Total Revenue	$22,253	$19,181
Cash flow from operating activities	$4,998	$(1,093)
Adjusted EBITDA (a non-IFRS measure)	$2,450	$2,300
Net (loss) income	$(6,700)	$(28,159)
Basic (loss) earnings per share	$(0.18)	$(0.91)
Diluted (loss) earnings per share	$(0.18)	$(0.91)

The Company ended the second quarter of FY2026 with $35.7 million in current assets (including $20.8 million in cash, restricted cash and short-term investment), as compared to $41.3 million in current assets as of year-end June 30, 2025. The decrease is principally the result of a significant reduction in trade and other receivables and prepaid expenses and deposits, partially offset by higher cash and inventory.

Current liabilities decreased from $43.1 million as of the year ended June 30, 2025, to $31.3 million in the current quarter, mainly due to decreases in trade and other payables and the current portion of long-term debt.

For complete details please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the six months ended December 31, 2025, available on SEDAR+ (https://www.sedarplus.ca).

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline. Further the forecasted MW capacity of a solar project may not be reached. Each EPC agreement with Solar Advocate includes a corresponding guarantee agreement entered into between Solar Advocate and the Company that provides that Solar Advocate shall have, if it is not satisfied with its due diligence, the absolute and unconditional right to sell, transfer, convey or assign the project back to the Company (“Sell-Back Right”) without incurring any further liabilities by providing written notice to Company at any time within 60 days of December 19, 2025. If any EPC agreement with Solar Advocate is terminated, the Company will not achieve the transaction value and will required to return any funds that have been received associated with the terminated project. [At this time PowerBank elected not to make an investment in Orbit AI and the terms of any remuneration for services PowerBank may provide Orbit AI have not yet been determined.] Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

Conference Call February 13, 2026, at 4:30 PM ET

The Company will review financial results and provide a business update. Interested parties can register for the webinar by clicking here.

After registering, you will receive a confirmation email containing information about joining the webinar.

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this press, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Amortization and depreciation.
●	Fair value gain/loss;
●	Stock based compensation;
●	Impairment charges or reversals;
●	Loss on investments;
●	Foreign exchange gains or losses.

Management believes Adjusted EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses Adjusted EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby Adjusted EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between Adjusted EBITDA and market values to determine the approximate total enterprise value of a Company. Management also believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results because it is consistent with the indicators management uses internally to measure the Company’s performance and is an indicator of the performance of the Company’s renewable energy project development and operations.

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate Adjusted EBITDA differently.

	Six months ended December 31,
	2025	2024
	$	$
Net income (loss) per financial statements	(6,700)	(28,159)
Add:
Depreciation and amortization	60	42
Depreciation and amortization included in cost of goods sold	2,743	2,534
Interest (income)/expense, net	1,772	1,658
Income tax and Deferred income tax (recovery) expense	(493)	3,905
Fair value change (gain)/loss	(859)	986
Other (income)/expense	55	(78)
Finance costs	507	-
Stock-based compensation	1,571	156
Loss on investments		3,385
Inventory write off	2,283	93
Accounts receivable write-offs	933	-
Impairment loss	-	17,778
Other non-recurring items	578	-
Adjusted EBITDA	2,450	2,300

Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the collaboration with Orbit AI; the expected energy production from the solar power projects mentioned in this press release; the expected value of the EPC agreements; the Company’s expectations regarding project development; the Company’s business plan and forecasts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: that the Owner will not exercise the Sell-Back Right; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Owner may exercise the Sell-Back Right and require the Company to reacquire any of the Projects and return the related funds received; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation